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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: ______

☐ Form C/A: Amendment to Offering Statement: ______

Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: Popwheels inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: July 29, 2021

Physical address of issuer: 1294 Dean Street, Brooklyn NY 11206

Website of issuer: https://popwheels.energy

Is there a co-issuer? _____ yes ✓ no. If yes,

Name of co-issuer: ______

Legal status of co-issuer:

Form: ______

Jurisdiction of Incorporation/Organization: ______

Date of organization: ______

Physical address of co-issuer: ______

Website of co-issuer: ______

SEC 2930 (02-25) Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Name of intermediary through which the offering will be conducted: _____

_____

CIK number of intermediary: _____

SEC file number of intermediary: _____

CRD number, if applicable, of intermediary: _____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

_____

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

_____

Type of security offered:
                    SAFE
_____

Target number of securities to be offered: _____

Price (or method for determining price): _____

Target offering amount: _____

Oversubscriptions accepted: ☐ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): _____

Deadline to reach the target offering amount: _____

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: _10_____

Total Assets:	Most recent fiscal year-end: $2,345,489	Prior fiscal year-end: $763,280
Cash & Cash Equivalents:	Most recent fiscal year-end: $52,761	Prior fiscal year-end: $197,828

Accounts Receivable:	Most recent fiscal year-end: $4,294	Prior fiscal year-end: _$0_
Short-term Debt:	Most recent fiscal year-end: $1,144,943	Prior fiscal year-end: $339,607
Long-term Debt:	Most recent fiscal year-end: $3,773,837	Prior fiscal year-end: $1,607,907
Revenues/Sales:	Most recent fiscal year-end: $180,033	Prior fiscal year-end: $160,452
Cost of Goods Sold:	Most recent fiscal year-end: $154,561	Prior fiscal year-end: $8,592
Taxes Paid:	Most recent fiscal year-end: _$0_	Prior fiscal year-end: _$0_
Net Income:	Most recent fiscal year-end: ($1,390,137)	Prior fiscal year-end: ($729,530)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of

Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and

selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BARUCH HERZFELD | David Hammer

(Issuer)

By

CEO | President

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

BARUCH HERZFELD

(Signature) David Hammer

CEO

President

(Title)

6/10/2026

6/10/26

(Date)

Instructions.

1. The Form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the Form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the Form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Popwheels inc

ELIGIBILITY

2. ☐ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☑ Yes ☐ No

Explain: _____ Delayed Filing _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ___Baruch Herzfeld___   Dates of Board Service: _____

Principal Occupation: _____Technology Startups_____

Employer: ___Popwheels___   Dates of Service: January 2022 - Present

Employer's principal business: _____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: ___Founder and CEO___   Dates of Service: January 2022 - Present

Position: _____   Dates of Service: _____

Position: _____   Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____Popwheels_____

Employer's principal business: _____

Title: ___Founder and CEO___   Dates of Service: January 2022 - Present

Responsibilities: _____

Employer: ___Zeno Media___

Employer's principal business: _____

Title: ___Founder and President___   Dates of Service: January 2012 - Present

Responsibilities: _____

Employer: _____Zenofon_____

Employer's principal business: _____

Title: _President and Founder_____ Dates of Service: January 2010 - January 2012

Responsibilities: _____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _____David Hammer_____

Title: _____Co-Founder_____ Dates of Service: January 2023 - Present

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: _____Co-Founder_____ Dates of Service: January 2023 - Present

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____Popwheels_____

Employer's principal business: _____

Title: _____Co-Founder_____ Dates of Service: January 2023 - Present

Responsibilities: _____

Employer: _____Freelance_____

Employer's principal business: _____

Title: _Consultant, Investor & Coach_ Dates of Service: October 2021 - Present

Responsibilities: _____

Employer: _____Hawkfish LLC_____

Employer's principal business: _____

Title: __SVP Product, Research, Insights__ Dates of Service: __December 2019 - May 2021__

Responsibilities: _____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Baruch Herzfeld		20% %
David Hammer		20% %
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) _____

(2) _____

(3) _____

(4) _____

(5) _____

(6) _____

(7) _____

(8) _____

(9) _____

(10) _____

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering?

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$	$
Less: Offering Expenses		
(A)		
(B)		
(C)		
Net Proceeds	$	$
Use of Net Proceeds		
(A)		
(B)		
(C)		
Total Use of Net Proceeds	$	$

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

 (b) How will the issuer complete the transaction and deliver securities to the investors?

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

14. Do the securities offered have voting rights? ☐ Yes ☐ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☐ No

 Explain: _____

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably

believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or cl asses of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or cl asses of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Common Class A Stock	11,281,400	9,018,000	☑ Yes ☐ No	☐ Yes ☑ No Specify: _____
BBB Preferred Stock	800,000	230,763	☐ Yes ☑ No	☐ Yes ☑ No Specify: _____
Series FF Preferred Stock	1,181,600	1,081,600	☐ Yes ☑ No	☐ Yes ☑ No Specify: _____
Series AAA Preferred Stock	1,509,516		☐ Yes ☑ No	☐ Yes ☑ No Specify: _____
Series CCC Preferred Stock	3,600,000		☐ Yes ☑ No	☐ Yes ☑ No Specify: _____
Incentive Common Stock	6,000,000	4,000,000	☐ Yes ☑ No	☐ Yes ☑ No Specify: _____

Class of Security	**Securities Reserved for Issuance upon Exercise or Conversion**

Warrants: _____   _____

Options: _____   _____

Other Rights:

_____

_____

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☐ No

Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

- issuer repurchases of securities,

- a sale of the issuer or of assets of the issuer or

- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
David Hammer	$ 64,000	0 %		
Third Party	$ 442,929	9 %	09-01-2029	
Third Party	$ 50,000	12 %	08-09-2028	

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
12-01-2025			$ 2,902,498	
			$	
			$	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer;

    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			$
			$
			$

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:

(a) $124,000 or less:	• The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):
	
	   o Total income
	
	   o Taxable income; and
	
	   o Total tax;
	
	certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and
	
	• Financial statements of the issuer and its predecessors, if any.
		Financial statements must be **certified** by the principal executive officer of the issuer as set forth below.
		
		If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(b) More than $124,000, but not more than $618,000:	Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $618,000:	Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000: Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

> I, [identify the certifying individual], certify that:
>
> (1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and
>
> (2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].
>
> [Signature]
>
> [Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the pl ace of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statements if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to **May 16, 2016**:

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
>
>> (i) in connection with the purchase or sale of any security? ☐ Yes ☐ No
>>
>> (ii) involving the making of any false filing with the Commission? ☐ Yes ☐ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☐ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☐ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☐ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☐ No

(C) engaging in savings association or credit union activities? ☐ Yes ☐ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☐ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☐ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☐ No

(ii) Section 5 of the Securities Act? ☐ Yes ☐ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☐ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☐ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☐ No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    (1) any other material information presented to investors; and

    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

https://popwheels.energy

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

Popwheels, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Popwheels, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 6, 2026
Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	52,761	197,828
Accounts Receivable	4,294	-
Prepaid Expenses	1,719	-
Total Current Assets	58,774	197,828
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	1,751,744	258,769
Right Of Use Assets	398,330	219,071
Security Deposits	95,414	32,250
Other Assets	41,227	55,362
Total Non-Current Assets	2,286,715	565,452
TOTAL ASSETS	2,345,489	763,280
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	252,832	21,173
Notes Payable - Current Portion	104,651	-
Notes Payable - Related Parties	64,000	91,500
Convertible Promissory Note	100,000	100,000
Convertible Notes	280,000	25,000
Accrued Interest	16,878	12,835
Operating Lease Liability - Short Term Portion	134,375	32,560
Accrued Expenses	192,207	56,539
Total Current Liabilities	1,144,943	339,607
Long-term Liabilities		
Notes Payable - Long Term Portion	388,278	50,000
Convertible Notes	-	382,500
Future Equity Obligations	3,082,904	985,000
Operating Lease Liability - Long-term Portion	302,655	190,407
Total Long-Term Liabilities	3,773,837	1,607,907
TOTAL LIABILITIES	4,918,780	1,947,514
Commitments & Contingencies (Note 4)		
EQUITY		
BBB Preferred Stock	2	2
Series FF Preferred Stock	11	11
Incentive Common Stock	20	-
Common Stock	90	90
Additional Paid in Capital	421,445	420,385
Accumulated Deficit	(2,994,859)	(1,604,722)
Total Equity	(2,573,291)	(1,184,234)
TOTAL LIABILITIES AND EQUITY	2,345,489	763,280

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	180,033	160,452
Cost of Revenue	154,561	8,592
Gross Profit	25,472	151,860
Operating Expenses		
Advertising and Marketing	37,120	11,626
General and Administrative	972,556	362,029
Research and Development	415,053	473,973
Rent and Lease	199,043	27,768
Amortization	14,135	1,178
Total Operating Expenses	1,637,907	876,574
Operating Income (loss)	(1,612,435)	(724,714)
Other Income		
Miscellaneous Income	1,198	5,000
Grant Income	253,894	-
Total Other Income	255,092	5,000
Other Expense		
Interest Expense	32,794	9,816
Total Other Expense	32,794	9,816
Earnings Before Income Taxes	(1,390,137)	(729,530)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,390,137)	(729,530)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,390,137)	(729,529)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	154,561	8,592
Amortization	14,135	1,178
Accounts Payable and Accrued Expenses	367,326	77,593
Accrued Interest	4,043	8,882
Accounts Receivable	(4,294)	-
Prepaid Expenses	(1,719)	-
Inventory	-	213,201
Other	34,806	3,895
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	568,858	313,342
Net Cash provided by (used in) Operating Activities	(821,279)	(416,187)
INVESTING ACTIVITIES		
Fixed Assets	(1,647,536)	(267,361)
Security Deposits	(63,164)	(32,250)
Deferred Loan Cost	-	(56,540)
Net Cash provided by (used by) Investing Activities	(1,710,700)	(356,151)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties	22,500	45,500
Proceeds from Notes Payable	392,929	50,000
Proceeds from Convertible Promissory Note	-	100,000
Repayment of Convertible Note	(25,000)	-
Proceeds from Future Equity Obligations	1,995,404	752,007
Proceeds from Incentive Common Stock	20	-
Proceeds from Additional Paid-in Capital	1,060	-
Net Cash provided by (used in) Financing Activities	2,386,913	947,507
Cash at the beginning of period	197,828	22,659
Net Cash increase (decrease) for period	(145,066)	175,169
Cash at end of period	52,762	197,828

Statement of Changes in Shareholder Equity

	BBB Preferred Stock		Series FF Preferred Stock		Incentive Common Stock		Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	230,763	2	1,081,600	11	-	-	9,000,000	90	420,385	(875,192)	(454,704)
Issuance of Stock	-	-	-	-	2,000,000	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-		-	(729,530)	(729,530)
Ending Balance 12/31/2024	230,763	2	1,081,600	11	2,000,000	-	9,000,000	90	420,385	(1,604,722)	(1,184,234)
Issuance of Stock	-	-	-	-	2,000,000	20	18,000	-	1,060	-	1,080
Net Income (Loss)	-	-	-	-	-	-	-		-	(1,390,137)	(1,390,137)
Ending Balance 12/31/2025	230,763	2	1,081,600	11	4,000,000	20	9,018,000	90	421,445	(2,994,859)	(2,573,291)


Popwheels, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD


NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Popwheels, Inc. (the "Company" or "Popwheels"), is a Delaware company formed on July 29th, 2021. The Company builds and operates a network of battery-swap stations/cabinets for e-bikes, primarily targeting delivery riders in urban areas. The Company's revenues are derived primarily from operations in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Suppliers

The Company is dependent on a limited number of suppliers for batteries and related equipment, including a primary overseas supplier. Disruptions in this supply chain could adversely impact the Company's operations. Management is actively evaluating alternative sourcing strategies to mitigate this risk.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from battery swap services and installation and management services. The primary performance obligation for battery swap services is the exchange of a depleted battery for a charged battery, which is satisfied at a point in time when the battery is exchanged. The primary performance obligation for installation and management services is the completion of deployment and related services, with revenue recognized at a point in time upon completion of the service.

Customers are generally billed and pay at or near the time services are performed; accordingly, revenue recognition approximates cash receipts, and any contract assets or deferred revenue balances have been deemed immaterial as of year end.

Year	Battery Swap Sales	Installations and Services	Whizz Sales	Total
2025	138,374	29,500	12,159	180,033
2024	5,822	154,630	-	160,452

Grant Income

Government grants from the City of New York and New York State Energy Research and Development Authority are accounted for as income-related government assistance and recognized within other income on a systematic basis as qualifying expenses are incurred, when reasonable assurance of compliance and receipt exists. For the year ended December 31, 2025, the Company recognized $253,894 of grant income, and no material unfulfilled conditions or contingencies existed as of period end.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense is included in cost of goods sold.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

Certain costs incurred in connection with the deployment and installation of battery swap stations are expensed as incurred or capitalized as property and equipment based on the nature of the costs. Costs that enhance or extend the useful life of the related assets are capitalized, while routine installation and deployment costs are expensed as incurred.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Batteries, Machinery, Tools, and Equipment	4	790,595	(93,099)	-	697,496
Cabinet and Freight-In & Tariff	5	1,124,302	(70,054)	-	1,054,248
Grand Total	**-**	**1,914,897**	**(163,153)**	**-**	**1,751,744**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	569,500	$0.11
Granted	129,500	$0.06
Exercised	-	$-
Expired/cancelled	(15,500)	$0.50
Total options outstanding, December 31, 2024	683,500	$0.09
Granted	435,000	$0.08
Exercised	(18,000)	$0.06
Expired/cancelled	(50,000)	$0.06
Total options outstanding, December 31, 2025	1,050,500	$0.09
Options exercisable, December 31, 2025	682,434	$0.08

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2024	110,438	$0.09
Granted	129,500	$0.09
Vested	(123,824)	$0.09
Forfeited	(15,500)	$0.09
Nonvested options, December 31, 2024	100,614	$0.09
Granted	435,000	$0.09
Vested	(117,548)	$0.09
Forfeited	(50,000)	$0.09
Nonvested options, December 31, 2025	368,066	$0.09

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2025 and 2024 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2025:

Exercise Price	Number Outstanding	Expiration Date
$0.59	33,784	11/21/2029
$0.09	414,815	7/11/2032
$1.50	1	9/30/2029
	448,600	

A summary of the warrant activity for the years ended December 31, 2025 and 2024 is as follows:

	Shares	Weighted-Average Exercise Price ($)
Outstanding at January 1, 2024	-	-
Grants	33,784	$0.59
Exercised	-	-
Canceled	-	-
Outstanding at January 1, 2025	33,784	$0.59
Grants	414,816	$0.09
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2025	448,600	$0.13
Vested and expected to vest at December 31, 2025	448,600	$0.13
Exercisable at December 31, 2025	448,600	$0.13

In connection with certain convertible note converted into SAFEs discussed in Note 5 – Liabilities and Debt, the Company issued warrants to purchase shares of its capital stock with an aggregate notional value of approximately $20,500, representing 20% warrant coverage of the converted amounts. The warrants have a term of five years from issuance and are exercisable at a price equal to the lesser of (i) the per-share price of the Company's next qualified equity financing or (ii) the price implied by the valuation cap of the related SAFE. These amounts were not included in the table above as the warrants do not have a fixed exercise price or determinable number of shares until the occurrence of a future financing event.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, New York, and New York City. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Shareholders loan the Company amounts resulting in balances of $64,000 and $91,500 as of December 31st, 2025 and 2024, respectively. The loans do not accrue interest and are due on demand.

The Company issued a subordinated promissory note totaling $50,000 bearing interest at 12% per annum. Principal and accrued interest were due on demand on or after July 31, 2028. The loan was converted into a SAFE agreement in 2025. The SAFE agreement has no maturity date and bears no interest. The agreement provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount with a valuation cap of $12M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company entered into an operating lease for a vacant lot at 49 Dominick Street, New York, NY, commencing September 1, 2024, with a five-year term expiring August 31, 2029. Monthly base rent escalates annually from $3,750 in Year 1 to $5,189 in Year 5.

The Company entered into an operating lease for a site at 148 East 123rd Street, New York, NY, commencing January 1, 2025, with a three-year term expiring December 31, 2027. Monthly base rent is $3,216 in Year 1 and $4,288 in Year 2, with a 3% escalation in Year 3. The lease includes a two-month rent abatement in July and August of 2025.

The Company entered into an operating lease for a site at 402 East 115th Street, New York, NY, commencing April 1, 2025, with a three-year term expiring March 31, 2028. Monthly rent is $2,166 in Year 1, $2,760 in Year 2, and $2,843 in Year 3, with no rent due for the first three months of the lease.

The Company entered into an operating lease for a parking lot at 536 Johnson Avenue, Brooklyn, NY, commencing April 1, 2025, with a five-year term expiring March 31, 2030. Monthly base rent escalates annually from $1,000 in Year 1 to $1,736 in Year 5.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the approximated weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-25
Operating lease expense	137,347
Total	137,347

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	102,159
ROU assets obtained in exchange for new operating lease liabilities	269,429
Weighted-average remaining lease term in years for operating leases	3.15
Weighted-average discount rate for operating leases	8%

Maturity Analysis	Operating
2026-12	128,624
2027-12	149,734
2028-12	81,248
2029-12	60,013
2030-12	5,174
Thereafter	-
Total undiscounted cash flows	424,793
Less: present value discount	(2,024)
Total lease liabilities	422,769

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan.

In August of 2024, the Company issued a subordinated promissory note in the principal amount of $50,000, bearing interest at 12% per annum, compounded quarterly. During the first year, the Company makes quarterly interest-only payments of $1,500. Beginning August 9, 2025, the note amortizes over three years via quarterly payments of $5,008, with the note fully retired at maturity on August 9, 2028. The note is subordinated to all senior bank indebtedness and is not transferable without Company consent.

In September 2025, the Company entered into a Loan and Security Agreement with a third party. Under the agreement, the Company may borrow up to $880,000 during the one-year availability period, with individual borrowings subject to a borrowing base equal to amounts paid for e-bike battery charging cabinets and batteries commercially deployed. Borrowings bear interest at 9.0% per annum, payable quarterly in arrears. Principal repayment commences following the end of the availability period in twelve equal quarterly installments, with a final maturity date of September 2029. The loan is secured by a first priority security interest in substantially all assets of the Company. The agreement contains customary affirmative and negative covenants, including a debt service coverage ratio of not less than 1.15 to 1.00 commencing with the quarter ending June 30, 2026, and a minimum reserve account requirement equal to two quarters of debt service commencing one year after closing. As of December 31, 2025, $442,929 was outstanding under this agreement. See Note 8 – Subsequent Events for details of amendment to the loan.

In December of 2024, the Company issued a convertible promissory note in the principal amount of $100,000, bearing interest at 12% per annum. Accrued interest is payable quarterly in arrears on the last day of each calendar quarter. The note matures on November 22, 2026, with the investor holding the option to extend maturity for up to two additional years. At any time after November 22, 2025, the investor may convert the outstanding principal and accrued interest into Common Stock at the per-share price of the Company's most recently completed equity financing. The note is subordinated to Senior Indebtedness incurred after the date of issuance and is not transferable without mutual written consent.

In 2022, the Company entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 0.97%. The amounts were to be repaid at the demand of the holder prior to conversion with maturities initially in 2025, however one note holder was repaid their total of $25,000 and the remaining noteholders elected for the notes to remain outstanding. The notes are convertible into shares of the Company's common stock at no stated discount during a change of control or qualified financing event. The convertible notes have valuation caps of $3M. In 2025, various convertible notes totaling $102,500 were restructured into Simple Agreements for Future Equity (SAFE) on substantially similar terms. In connection with these conversions, the Company issued warrants to purchase shares of its capital stock with an aggregate notional value of approximately $20,500, representing 20% warrant coverage of the converted amounts. The warrants have a term of five years from issuance and are exercisable at a price equal to the lesser of (i) the per-share price of the Company's next qualified equity financing or (ii) the price implied by the valuation cap of the related SAFE.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	534,516
2027	166,502
2028	162,090
2029	17,281
2030	-
Thereafter	-

Debt Summary

				For the Year Ended December 2025			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable - Related Party 1	64,000	None	On Demand	64,000	-	64,000	-
Notes Payable - Related Party 2	50,000	12%	2025	-	-	-	-
Notes Payable 1	50,000	12%	2028	16,694	33,306	50,000	574
Notes Payable 2	386,389	9%	2029	73,822	312,567	386,389	2,293
Convertible Promissory Note	100,000	12%	2026	100,000	-	100,000	1,019
Convertible Notes	280,000	1%	2026	280,000	-	280,000	7,535
Total				534,516	345,873	880,389	11,421

Simple Agreements for Future Equity (SAFE) - The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – 12M.

NOTE 6 – EQUITY

The Company has authorized 17,281,400 common shares, consisting of 11,281,400 Common Class A Stock and Incentive Common Stock both with par values of $0.00001 per share. 9,018,000 Common Class A Stock and 4,000,000 Incentive Common Stock were issued and outstanding as of 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 7,090,916 preferred shares with par values of $0.00001 per share, consisting of 1,509,516 AAA Preferred Stock of which none were issued or outstanding as of December 31st, 2025, 800,000 BBB Preferred Stock of which 230,763 were issued and outstanding as of December 31st, 2025 and 2024, 3,600,000 CCC Preferred Stock of which none were issued or outstanding as of December 31st, 2025, and 1,181,600 Series FF Preferred Stock of which 1,081,600 were issued and outstanding as of December 31st, 2025 and 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2025, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2026, the date these financial statements were available to be issued.

The Company amended an existing loan agreement to provide for an additional borrowing of $405,851, subject to the same 9% annual interest rate and September 2029 maturity date as the original loan. The net proceeds after the upfront fee and other lender expenses is expected to be $391,793.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.